10/1

Follow-Up Materials

08005497

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: European Bank for Reconstruction + Development

COMPANY ADDRESS: ____________

PROCESSED
OCT 22 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00006 FISCAL YEAR: ____________

(03/94)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 30 June 2008

(UNAUDITED)

Table of contents

Income statement

For the six months ended 30 June 2008 (unaudited) and 30 June 2007 (unaudited)

	Quarter to 30 June 2008 € million	Year to date 30 June 2008 € million	Quarter to 30 June 2007 € million	Year to date 30 June 2007 € million
Interest and similar income				
From loans	**154**	312	146	286
From fixed-income debt securities and other interest	**154**	325	165	331
Interest expense and similar charges	**(150)**	(324)	(171)	(345)
Net interest income	**158**	**313**	**140**	**272**
Net fee and commission income	**3**	3	3	7
Dividend income	**31**	32	62	62
Net gains/(losses) from share investments at fair value through profit or loss	**143**	(110)	544	996
Net gains from available-for-sale share investments	**39**	141	27	66
Net gains/(losses) from available-for-sale Treasury assets	**1**	(3)	2	4
Net (losses)/gains from dealing activities	**(8)**	-	1	1
Foreign exchange movement	-	-	-	(1)
Fair value movement on non-qualifying and ineffective hedges	**20**	(24)	(36)	(38)
Operating income	**387**	**352**	**743**	**1,369**
General administrative expenses	**(60)**	(112)	(58)	(114)
Depreciation and amortisation	**(3)**	(7)	(2)	(5)
Operating profit before provisions	**324**	**233**	**683**	**1,250**
Provisions for impairment of loan investments	**(6)**	(10)	(22)	(21)
Net profit for the period	**318**	**223**	**661**	**1,229**
Transfers of net income approved by the Board of Governors	**(115)**	(115)	-	-
Net profit after transfers of net income approved by the Board of Governors	**203**	**108**	**661**	**1,229**

Balance sheet

At 30 June 2008 (unaudited) and 31 December 2007 (audited)

		30 June 2008		31 December 2007
	€ million	**€ million**	€ million	€ million
Assets				
Placements with and advances to credit institutions	**3,215**		4,514	
Collateralised placements	**2,558**		1,818	
	5,773		6,332	
Debt securities				
Trading	**1,410**		1,501	
Available-for-sale	**6,833**		6,873	
	8,243		8,374	
		14,016		14,706
Other assets				
Derivative financial instruments	**1,944**		1,961	
Other	**843**		825	
		2,787		2,786
Share investments				
Banking portfolio				
Share investments at fair value through profit or loss	**2,870**		3,469	
Available-for-sale share investments	**3,156**		3,124	
	6,026		6,593	
Treasury portfolio				
Available-for-sale share investments	**44**		47	
		6,070		6,640
Loan investments				
Loans	**9,387**		8,985	
Less: Provisions for impairment	**(131)**		(124)	
		9,256		8,861
Property, technology and office equipment		**43**		43
Intangible assets		**43**		39
Paid-in capital receivable		**53**		100
Total assets		**32,268**		33,175
Liabilities				
Borrowings				
Amounts owed to credit institutions	**1,676**		1,462	
Debts evidenced by certificates	**15,691**		16,209	
		17,367		17,671
Other liabilities				
Derivative financial instruments	**774**		631	
Other	**791**		999	
		1,565		1,630
Total liabilities		**18,932**		19,301
Members' equity				
Subscribed capital	**19,794**		19,794	
Callable capital	**(14,596)**		(14,596)	
Paid-in capital		**5,198**		5,198
Reserves and retained earnings		**8,138**		8,676
Total members' equity		**13,336**		13,874
Total liabilities and members' equity		**32,268**		33,175
Memorandum items				
Undrawn commitments		**6,667**		7,117

Statement of changes in members' equity for the period ended 30 June 2008 (unaudited) and 30 June 2007 (unaudited)

For the period ended 30 June 2008	Subscribed capital € million	Callable capital € million	Strategic reserve € million	Special reserve € million	Loan loss reserve € million	General reserve Other reserves € million	General reserve Retained earnings € million	Total reserves and retained earnings € million	Total members' equity € million
At 31 December 2006	19,794	(14,596)	-	215	293	2,204	4,262	6,974	12,172
Internal tax for the period	-	-	-	-	-	2	-	2	2
Qualifying fees and commissions	-	-	-	9	-	-	(9)	-	-
Net fair value movement of available-for-sale assets for the period	-	-	-	-	-	289	-	289	289
Reserves transfer	-	-	-	-	18	-	(18)	-	-
Net profit for the period	-	-	-	-	-	-	1,229	1,229	1,229
At 30 June 2007	19,794	(14,596)	-	224	311	2,495	5,464	8,494	13,692
At 31 December 2007	19,794	(14,596)	-	232	304	2,027	6,113	8,676	13,874
Internal tax for the period	-	-	-	-	-	2	-	2	2
Qualifying fees and commissions	-	-	-	9	-	-	(9)	-	-
Net fair value movement of available-for-sale assets for the period	-	-	-	-	-	(648)	-	(648)	(648)
Reserves transfer	-	-	830	-	27	2	(859)	(830)	-
Net profit after transfers of net income approved by the Board of Governors	-	-	-	-	-	-	108	108	108
At 30 June 2008	**19,794**	**(14,596)**	**830**	**241**	**331**	**1,383**	**5,353**	**7,308**	**13,336**

Reserves decreased from €8.7 billion at the end of 2007 to €8.1 billion at 30 June 2008, primarily as a result of the decrease in fair value of available-for-sale assets for the year. Of the Bank's total reserves at 30 June 2008, €2.9 billion represented unrealised gains from share investments, equity derivatives and the Treasury portfolio, €331 million related to the loan loss reserve, €241 million represented the special reserve, €830 million represented the strategic reserve and €135 million relating to the Nuclear Fund allocation, leaving €3.7 billion unrestricted reserves.

Statement of cash flows for the six months ended 30 June 2008 (unaudited) and 30 June 2007 (unaudited)

For the six months ended 30 June 2008 (unaudited)	€ million	Period to 30 June 2008 € million	€ million	Period to 30 June 2007 € million
Cash flows from operating activities				
Operating profit for the period[1]	108		1,229	
Adjustments for:				
Interest income	(637)		(617)	
Interest expense and similar charges	324		345	
Net deferral of fees and direct costs	22		12	
Internal taxation	2		2	
Realised gains on share investments	(320)		(274)	
Unrealised losses/(gains) on share investments and equity derivatives at fair value through profit or loss	289		(785)	
Impairment recoveries on available-for-sale share investments	-		(3)	
Realised gains on available-for-sale debt securities	-		(2)	
Impairment charge on available-for-sale debt securities	3		7	
Unrealised gains on dealing securities	(4)		(7)	
Fair value movement on non-qualifying and ineffective hedges	24		(3)	
Foreign exchange gains	-		(1)	
Depreciation and amortisation	7		5	
Gross provisions charge for loan losses	10		21	
	(172)		(71)	
Interest income received	670		622	
Interest expense and similar charges paid	(269)		(344)	
(Increase)/decrease in operating assets:				
Prepaid expenses	(234)		(247)	
Fair value movement on net Treasury assets	(1,250)		226	
Proceeds from repayments of loans	1,517		1,493	
Proceeds from prepayments of loans	95		76	
Funds advanced for loans	(2,269)		(1,786)	
Proceeds from sale of share investments	555		476	
Funds advanced for share investments	(731)		(495)	
Net placements to credit institutions	(85)		(1)	
(Decrease)/increase in operating liabilities:				
Accrued expenses	(90)		12	
Net cash used in operating activities		(2,263)		(39)
Cash flows used in investing activities				
Proceeds from sale of available-for-sale debt securities	618		741	
Purchases of available-for-sale debt securities	(888)		(806)	
Purchase of property, technology and office equipment	(11)		(21)	
Net cash used in investing activities		(281)		(86)
Cash flows (used in)/from financing activities				
Capital received	48		78	
Issue of debts evidenced by certificates	7,984		4,104	
Redemption of debts evidenced by certificates	(6,344)		(4,344)	
Net cash (used in)/from financing activities		1,688		(162)
Net (decrease)/increase in cash and cash equivalents		(856)		(287)
Cash and cash equivalents at beginning of the period		3,018		3,338
Cash and cash equivalents at 30 June		2,162		3,051

Cash and cash equivalents comprise the following amounts maturing within three months	2008 € million	2007 € million
Placements with and advances to credit institutions	2,355	2,921
Collateralised placements	1,483	1,491
Amounts owed to credit institutions	(1,676)	(1,361)
Cash and cash equivalents at 30 June	2,162	3,051

[1] Operating profit includes dividends of €32 million received for the period to 30 June 2008 (30 June 2007: €62 million)

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2008 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2007. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2007. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2008.

3. Loan investments

	2008 Sovereign loans € million	2008 Non-Sovereign loans € million	2008 Total loans € million	2007 Sovereign loans € million	2007 Non-sovereign loans € million	2007 Total loans € million
Operating assets						
At 1 January	1,928	7,057	8,985	1,977	6,334	8,311
Movement in fair value revaluation	-	4	4	-	-	-
Disbursements	159	2,115	2,274	173	1,613	1,786
Repayments and prepayments	(157)	(1,455)	(1,612)	(188)	(1,381)	(1,569)
Foreign exchange movements	(67)	(184)	(251)	(29)	(68)	(97)
Movement in net deferral of front end fees and related direct costs	(2)	(9)	(11)	(3)	(9)	(12)
Written off	-	(2)	(2)	-	(2)	(2)
At 30 June	1,861	7,526	9,387	1,930	6,487	8,417
Portfolio provisions for the unidentified impairment of loan investments	(5)	(97)	(102)	(14)	(325)	(339)
Specific provisions for the identified impairment of loan investments	-	(29)	(29)	-	(16)	(16)
Total operating assets net of provisions for impairment at 30 June	1,856	7,400	9,256	1,916	6,146	8,062

At 30 June 2008 the Bank categorised 9 loans as impaired, totalling €32 million (31 December 2007: 12 loans totalling €37 million; 30 June 2007: nine loans totalling €18 million). Specific provisions on these assets amounted to €29 million (31 December 2007: €33 million; 30 June 2007: €16 million).

4. Share investments

	Fair value through profit or loss unlisted share investments	Fair value through profit or loss listed share investments	**Fair value through profit or loss total share investments**	Available-for-sale unlisted share investments	Available-for-sale listed share investments	**Available-for-sale total share investments**	**Total share investments**
	€ million	€ million	**€ million**	€ million	€ million	**€ million**	**€ million**
Outstanding disbursements							
At 31 December 2006	1,035	240	**1,275**	659	489	**1,148**	**2,423**
Transfer between classes	(22)	19	**(3)**	(60)	63	**3**	**-**
Disbursements	186	-	**186**	303	6	**309**	**495**
Disposals	(110)	-	**(110)**	(39)	(53)	**(92)**	**(202)**
Written off	-	-	**-**	(2)	-	**(2)**	**(2)**
At 30 June 2007	**1,089**	**259**	**1,348**	**861**	**505**	**1,366**	**2,714**
At 31 December 2007	1,220	260	**1,480**	969	636	**1,605**	**3,085**
Disbursements	136	8	**144**	370	220	**590**	**734**
Disposals	(122)	-	**(122)**	(66)	(37)	**(103)**	**(225)**
Written off	(7)	-	**(7)**	(1)	-	**(1)**	**(8)**
At 30 June 2008	**1,227**	**268**	**1,495**	**1,272**	**819**	**2,091**	**3,586**
Fair value adjustment							
At 31 December 2006	558	567	**1,125**	103	1,402	**1,505**	**2,630**
Transfer between classes	(33)	29	**(4)**	35	(31)	**4**	**-**
Movement in fair value revaluation	207	584	**791**	96	205	**301**	**1,092**
Impairment of available-for-sale share investments	-	-	**-**	(3)	-	**(3)**	**(3)**
At 30 June 2007	**732**	**1,180**	**1,912**	**231**	**1,576**	**1,807**	**3,719**
At 31 December 2007	990	999	**1,989**	257	1,262	**1,519**	**3,508**
Movement in fair value revaluation	(121)	(493)	**(614)**	60	(512)	**(452)**	**(1,066)**
Impairment of available-for-sale share investments	-	-	**-**	(2)	-	**(2)**	**(2)**
At 30 June 2008	**869**	**506**	**1,375**	**315**	**750**	**1,065**	**2,440**
Fair value at 30 June 2008	**2,096**	**774**	**2,870**	**1,587**	**1,569**	**3,156**	**6,026**
Fair value at 30 June 2007	1,821	1,439	**3,260**	1,092	2,081	**3,173**	**6,433**

5. Primary Segment Analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format - business segment

	30 June 2008			30 June 2007		
	Banking € million	**Treasury € million**	**Aggregated € million**	Banking € million	Treasury € million	Aggregated € million
Interest income	**312**	**323**	**635**	286	328	614
Other income	**66**	**(3)**	**63**	1,131	4	1,135
Fair value movement on paid-in capital receivable and associated hedges	**2**	**-**	**2**	3	-	3
Total segment revenue	**380**	**320**	**700**	1,420	332	1,752
Less interest expense and similar charges	**(277)**	**(293)**	**(570)**	(228)	(304)	(532)
Allocation of the return on capital	**221**	**25**	**246**	168	19	187
Fair value movement on non-qualifying hedges	**-**	**(24)**	**(24)**	-	(38)	(38)
Less general administrative expenses	**(102)**	**(10)**	**(112)**	(105)	(9)	(114)
Less depreciation and amortisation	**(7)**	**-**	**(7)**	(5)	-	(5)
Segment result before provisions	**215**	**18**	**233**	1,250	-	1,250
Provision for impairment of loan investments	**(10)**	**-**	**(10)**	(21)	-	(21)
Net profit for the period	**205**	**18**	**223**	1,229	-	1,229
Segment assets	**16,092**	**16,123**	**32,215**	14,792	17,295	32,087
Paid-in capital receivable			**53**			117
Total assets			**32,268**			32,204
Segment liabilities						
Total liabilities	**112**	**18,820**	**18,932**	135	18,377	18,512
Capital expenditure	**11**	**-**	**11**	20	1	21

For the first six months of 2008, the fair value movement on paid-in capital receivable and associated hedges amounted to €2 million (2007: €3 million) and the allocation of the return on capital amounted to €246 million (2007: €187 million). Together, these total €248 million (2007: €190 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €324 million (2007: €345 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.

END